

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2024

Miranda Hughes, Esq.
Brown, Winick, Graves, Gross and Baskerville, PLC
Cardinal Ethanol, LLC
666 Grand Avenue, Suite 2000
Des Moines, Iowa 50309

> **Re: Cardinal Ethanol, LLC**
> **Schedule 13E-3 filed June 6, 2024**
> **File No. 5-87686**
> **PRE14A filed June 4, 2024**
> **File No. 0-53036**

Dear Miranda Hughes:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed June 6, 2024 and PRE14A filed June 4, 2024

General

1. Please generally review the citations to the location where information required by Schedule 13E-3 and incorporated by reference appears in the proxy statement. We identify multiple instances in our comments below where we are unable to locate the incorporated information in the section cited here. Please revise or advise.

2. Please revise the citation in Item 2 of Schedule 13E-3 to include the "telephone number of [the Company's] principal executive offices." See Item 1002(a) of Regulation M-A. We note that the sections in the proxy statement incorporated by reference, "What can I do if I change my mind after I vote my units?" and "Who can help answer my questions?", do not seem to reflect this information.

3. Please revise the citation in Item 2 of Schedule 13E-3 to include the information

responsive to the requirement to "[s]tate the exact title . . . of shares outstanding." See Item 1002(b) of Regulation M-A. We note that the section incorporated by reference, "SPECIAL FACTORS RELATED TO THE RECLASSIFICATION-Overview," does not seem to reflect this information.

4. Item 1002(c) of Regulation M-A requires, among other things, that "if there is no principal market" in which the subject securities are traded, the Company disclose "the range of high and low bid quotations and the source of the quotations[] for each quarter during the past two years." We note that the section incorporated by reference, "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION-Market Information," does not seem to include this information. Please revise to include the information in the proxy statement and to include an accurate citation in the Schedule 13E-3 as to where it appears.

5. Item 2 of Schedule 13E-3 and Item 1002(d) of Regulation M-A require you to disclose "the *frequency* . . . of any dividends paid during the past two years with respect to the subject securities" (emphasis added). We note that the section incorporated by reference, "MARKET PRICE OF UNITS AND DISTRIBUTION INFORMATION-Distributions," does not reflect this information. Please revise.

6. Please revise Item 14 of Schedule 13E-3 to "[i]dentify all persons and classes of persons that are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction" and "[p]rovide a summary of all material terms of employment, retainer or other arrangement for compensation." See Item 1009(a) of Regulation M-A. Please also revise to include the disclosure required by Item 1009(b) of Regulation M-A in the proxy statement and to include the appropriate citation to that information here, or advise.

   Additionally, we note that Item 14 of Schedule 13E-3 refers to an "ABOUT THE SPECIAL MEETING" section within the proxy statement, but the Table of Contents does not seem to reflect a section with that title. Please revise.

7. Please revise Item 15 of Schedule 13E-3 to include a citation to the proxy statement where the information required by Item 1011(b) of Regulation M-A appears. It does not appear that the proxy statement, which is incorporated by reference as a whole, includes this information.

8. Where a filing person elects to incorporate by reference the information required by Item1010(a) of Regulation M-A, all of the summarized financial information required by Item1010(c) must be disclosed in the document furnished to security holders. See Instruction 1 to Item 13 of Schedule 13E-3. Please revise the proxy statement to include such information.

Availability of Proxy Materials, page 6

9. We note the disclosure in the filing indicating that the Company intends to use the "notice and access" rules with respect to distribution of the proxy statement. However, Rule 14a-

> 16 does not appear to be applicable to the reclassification. See Exchange Act Rules 14a-3 and 14a-16(m), and Securities Act Rules 165 and 145(a)(1). Please revise the disclosure here and elsewhere, including in the opening letter to members on page 2, accordingly to provide for full set delivery, or advise.

What will I receive in the Reclassification?, page 12

10. Here and elsewhere in a prominent part of the forepart of the disclosure document, highlight that members will not receive payment for their membership units in the reclassification.

Pro Forma Information, page 16

11. We note your disclosure in the proxy statement that "the Reclassification is expected to save the Company approximately $225,000 annually, an amount which the Company believes is *not material*" (emphasis added), because that "cost savings represented approximately 0.10% of the Company's total assets at September 30, 2023 (the Company's most recent fiscal year) and approximately 0.09% of the Company's total assets at March 31, 2024 (the Company's most recent interim period)." At the same time, however, it appears that the primary reason for the reclassification is "to end [the Company's] SEC reporting obligation" and to "eliminate anticipated costs of approximately $225,000 annually." We also note your disclosure that "[o]ther than the cost savings and other benefits associated with becoming a non-SEC reporting company, we do not have any other purpose for engaging in the Reclassification at this particular time." Please provide additional explanation as to why you believe that the cost savings from the reclassification is "not material" for the purposes of deciding whether Pro Forma Information should be disclosed, but significant enough for the Board to have proposed a reclassification structure that, according to your disclosure, may have "potentially negative" impact on the members. Otherwise please revise to include the pro forma information pursuant to Item 1010(b) of Regulation M-A.

Reasons for the Reclassification, page 18

12. We note your reference to "heightened government oversight" and "increasingly stringent SEC reporting requirements." Please revise to describe in greater detail the specific changes you believe have occurred in government oversight and SEC regulation, as they relate to the company.

Forward-Looking Statements, page 35

13. Refer to the last sentence under this section. Please omit the reference to "subsequent filings" that may imply forward incorporation by reference, which is not permitted in connection with a Schedule 13E-3.

Where You Can Find More Information, page 35

14.   Please omit the reference to "public reference facilities" at SEC Headquarters where documents may be inspected and copied. The SEC no longer provides a physical space for inspection and copying of filings.

    We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions